VF 4-28-05

SEC ... ISSION

05040162

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUTLER CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 E. SOUTH STREET SECOND FLOOR, SUITE 3
(No. and Street)

CHARLOTTESVILLE (City) VA (State) 22902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SUSSMAN 603-434-3594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID I. WEISS CPA, PLLC
(Name – *if individual, state last, first, middle name*)

469 SEVENTH AVENUE (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SEC MAIL RECEIVED APR 12 2005 PROCESSING SECTION 179

PROCESSED MAY 05 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/29

OATH OR AFFIRMATION

I, Forrest Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Capital Investments, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing ~~Member~~ DIRECTOR

County/City of Charlottesville
Commonwealth of Virginia
Subscribed and sworn to before me, in my presence, this 11th day of April, 2005
by Forrest J. Butler
Donna L. Toms Notary Public
My commission expires June 30, 2006

Donna L. Toms
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

March 29, 2005

BY CERTIFIED MAIL 71603901984870721788

Mr. Stephen Sussman
Butler Capital Investments, LLC
100 East South Street
Second Floor, Suite 3
Charlottesville, VA 22902

Dear Mr. Sussman:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed. If no material differences existed, a statement so stating should be submitted.

2. A computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 12, 2005. Questions may be addressed to Rachel A. Shirley, Compliance Specialist, at (215) 963-2609.

Sincerely,

Donald K. Litteau
Supervisor of Examiners

DKL/ael
Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103

Tel 215 665 1180
Fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106-3322

David I. Weiss
Certified Public Accountant
469 Seventh Avenue
New York, NY 10018

BUTLER CAPITAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

AUDITED COMPUTATION OF NET CAPITAL

MEMBERS' EQUITY		$ 4,579,317
DEDUCTIONS AND/OR CHARGES		
NONALLOWABLE ASSETS (LIABILITIES)		
Accounts Receivable	$ 2,680,968	
Property and Equipment, Net	118,157	
Prepaid Expenses	25,724	
Security Deposits	29,409	
Website, Net	12,915	
Petty Cash	22	
TOTAL DEDUCTIONS AND/OR (CHARGES)		2,867,195
NET CAPITAL, AS DEFINED		1,712,122
MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Aggregate Indebtedness, or $5,000		94,768
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 1,617,354

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments totaling approximately $92,300 as follows:

NET CAPITAL PER UNAUDITED PART IIA		$ 1,804,448
LESS AUDIT ADJUSTMENTS:		
Accrued Expenses	$ 30,234	
Income Taxes Payable	45,966	
Deferred Income Taxes	16,126	
Total Audit Adjustments		92,326
AUDITED COMPUTATION OF NET CAPITAL		$ 1,712,122

BUTLER CAPITAL INVESTMENTS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securites, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.